EXHIBIT 99.1

Osisko Development Commences Surface Exploration Drill Campaign on Copper-Gold Porphyry Targets at Tintic Project

MONTREAL, Dec. 06, 2023 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce the commencement of an initial surface diamond drilling exploration campaign to test for copper-gold-molybdenum porphyry mineralization potential, at the Company’s Big Hill target area (Figure 2), at its 100% owned Tintic Project ("Tintic" or the "Tintic Project"), located in the historic East Tintic Mining District in central Utah, U.S.A. Following receipt of the required surface drill permits, the Company mobilized a diamond drill rig from Major Drilling America of Salt Lake City, Utah, which arrived at site on December 1, 2023, and commenced drilling activities (Figure 1).

Sean Roosen, Chairman and CEO of Osisko Development, commented, "With the surface drill permits in hand, we are very excited to start drilling high-priority targets on the Tintic property for copper-gold porphyry potential at depth. There was previously no detailed work completed using modern exploration techniques in these areas and we expect the initial holes to provide us with invaluable information to support our understanding and interpretation of the entire Tintic district and its potential to host a copper-gold porphyry center."

PORPHYRY TARGET DRILLING

  The Tintic District, located 65 kilometers (40 miles) from Rio Tinto's Bingham Canyon Mine, has historically been recognized as an area prospective for porphyry style copper-gold-molybdenum mineralization. Styles of mineralization and alteration present within the Tintic District support an interpretation of a classic porphyry-epithermal system with a high degree of rheologic and structural control on mineralization style and distribution (Figure 3).
  Two large lithocaps, presented as anomalous surface geochemical footprints – a type of high heat signature indicative of potential significant subsurface volcanic activity – have been identified within the Company's Tintic Project property, namely in the Big Hill and Silver Pass areas (Figure 2).
  An initial 3,000 meter (9,842 feet) of drilling in two holes comprises phase one of the surface diamond drilling program.
  The objective of this surface drilling program is to test priority targets for a potential porphyry style copper-gold-molybdenum mineral system responsible for the significant high-grade gold and silver epithermal mineralization and past producing carbonate silver-lead-zinc replacement deposits on the Tintic property.
  Recall, as noted in the Company's news release issued on October 11, 2023, drilling of the Trixie West (Figure 2) high-priority potential copper-gold-molybdenum porphyry target commenced in early October 2023 from underground at the Trixie test mine ("Trixie"). Approximately 70% of the target drill hole has been completed to date and is nearing the projected target zone (Figure 4).

REGIONAL EXPLORATION POTENTIAL

The Tintic Project is located within the historic Tintic mining district, a cluster of base and precious metal deposits covering greater than 200 square kilometres (~80 square miles) within the East Tintic Mountains of north-central Utah. Commonly divided into Main, East, North, and Southwest subdistricts, the greater Tintic District is collectively the second largest metal producing district in Utah following Bingham (Krahulec and Briggs, 2006).

Significant exploration potential exists for additional high sulphidation Au-Ag systems similar to Trixie, additional "fissure zones" adjacent to historic mines such as North Lily and Eureka Standard, historic Carbonate Replacement Deposits including Burgin, North Lily and Tintic Standard, and deep copper-gold-molybdenum porphyry targets associated with known lithocaps such as Big Hill, Silver Pass and Government Canyon, which have been scarcely explored by previous operators (Figure 2).

Figure 1: Diamond drill rig to test potential copper-gold porphyry mineralization set up at the Big Hill target at Tintic Project (December 2023)

Technical Report

Information relating to the Tintic Project and the current MRE for the Trixie deposit (the "Trixie MRE") is supported by the technical report titled "NI 43-101 Technical Report, Initial Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, United States of America", dated January 27, 2023 (with an effective date of January 10, 2023) prepared for the Company by independent representatives of Micon International Limited (the "Tintic Technical Report"). Reference should be made to the full text of the Tintic Technical Report, which was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and is available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile and on the Company's website at www.osiskodev.com.

A 3D model and virtual site tour of Trixie and the wider Tintic Project is accessible on the Company's VRIFY page at: https://vrify.com/decks/12801.

Qualified Persons

The scientific and technical information contained in this news release has been reviewed and approved by Maggie Layman, P.Geo., Vice President, Exploration of Osisko Development, and a "qualified person" within the meaning of NI 43-101.

Figure 2: Lithocap highlights of porphyry target areas and drill pad locations

Figure 3: Generalized conceptual deposit model of a high sulphidation epithermal porphyry system

Figure 4: Trixie West porphyry target drill hole status

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a premier North American gold development company focused on high-quality past-producing properties located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (together, "forward-looking statements"). These forward-looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications and limitations relating to the significance of the high-priority target drilling; the utility of modern exploration techniques; the potential of Tintic to host a copper-gold porphyry center; the significance of regional exploration potential; the results in the Tintic Technical Reports; the capital resources available to Osisko Development; the ability of the Company to execute its planned activities; the ability of the Company to obtain future financing and the terms of such financing; management's perceptions of historical trends, current conditions and expected future developments; the utility and significance of historic data, including the significance of the district hosting past producing mines; future mining activities; the timing and status of permitting; the results (if any) of further exploration work to define and expand mineral resources; the ability of exploration work (including drilling) to accurately predict mineralization; the ability to generate additional drill targets; the ability of management to understand the geology and potential of the Company's properties; the ability of the Company to expand mineral resources beyond current mineral resource estimates; the ability of the Company to complete its exploration objectives for its projects in 2023-24 in the timing contemplated (if at all); the ongoing advancement of the deposits on the Company's properties; the deposit remaining open for expansion at depth and down plunge; the ability to realize upon any mineralization in a manner that is economic; the ability to adapt to changes in gold prices, estimates of costs, estimates of planned exploration and development expenditures; the ability of the Company to obtain further capital on reasonable terms; the profitability (if at all) of the Company's operations; the Company being a well-positioned gold development company in Canada, USA and Mexico; sustainability and environmental impacts of operations at the Company's properties; as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information". Material assumptions also include, management's perceptions of historical trends, the ability of exploration (including drilling) to accurately predict mineralization, budget constraints and access to capital on terms acceptable to the Company, current conditions and expected future developments, regulatory framework remaining defined and understood, results of further exploration work to define or expand any mineral resources, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated exploration and development at the Company's properties; the ability to continue current operations and exploration; regulatory framework and presence of laws and regulations that may impose restrictions on mining; the ability of exploration activities (including drill results) to accurately predict mineralization; errors in management's geological modelling; the ability to expand operations or complete further exploration activities; the timing and ability of the Company to obtain required approvals and permits; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; metal and commodity prices; fluctuations in the currency markets; dilution; environmental risks; and community, non-governmental and governmental actions and the impact of stakeholder actions. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2022 as well as the financial statements and MD&A for the year ended December 31, 2022, which have been filed on SEDAR+ (www.sedarplus.ca) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors applicable to the exploration results. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.